# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackBerry Ltd, CIK 0001070235
CUSIP: 09228F103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2200 University Ave East, Waterloo, Ontario Canada (A6), N2K 0A7
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000945621-22-000284
Filed by CIK 0001872766

## Reporting persons
- FIFTHDELTA Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 12,045,131; sole dispositive power 0; shared dispositive power 12,045,131; aggregate amount beneficially owned 12,045,131 (2.04% of the class)
  Comment: The percentage of shares beneficially owned as set forth in row 11 above is based on 591,583,200 Common Shares issued and outstanding as of December 17, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2024, as filed with the Securities and Exchange Commission on December 20, 2024.
- FIFTHDELTA Master Fund Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 11,188,731; sole dispositive power 0; shared dispositive power 11,188,731; aggregate amount beneficially owned 11,188,731 (1.89% of the class)
  Comment: The percentage of shares beneficially owned as set forth in row 11 above is based on 591,583,200 Common Shares issued and outstanding as of December 17, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2024, as filed with the Securities and Exchange Commission on December 20, 2024.

## Item 1. Issuer
Name of issuer: BlackBerry Ltd
Address of issuer's principal executive offices: 2200 University Ave East, Waterloo, Ontario, Canada, N2K 0A7

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by FIFTHDELTA LTD (the "Manager"), a private limited company organized under the laws of England and Wales and FIFTHDELTA Master Fund Limited (the "Master Fund"), an exempted company incorporated in the Cayman Islands with limited liability, with respect to the ownership of ordinary shares of the Issuer (the "Shares") by the Master Fund and certain other clients of the Manager.
Address of principal business office or, if none, residence:
The address of the principal business office of the Manager is:

15 Sackville Street, 1st Floor
London W1S 3DJ
United Kingdom

The address of the principal business office of the Master Fund is:

c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman
KY1-9008
Cayman Islands
Citizenship:
The Manager is organized under the laws of the United Kingdom.

The Master Fund is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Manager - 12,045,131
Master Fund - 11,188,731
Percent of class:
Manager - 2.04%
Master Fund - 1.89
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Manager - 12,045,131
Master Fund - 11,188,731
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Manager - 12,045,131
Master Fund - 11,188,731

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Attachment A - Items 4(a) and (b) and Item 4(c) of Schedule 13G
Exhibit 1 - Joint Filing Agreement

## Signatures
- FIFTHDELTA Ltd: /s/ Natasha Newbold, Natasha Newbold, Chief Compliance Officer; Authorised Signatory (02/14/2025)
- FIFTHDELTA Master Fund Ltd: /s/ Linburgh Martin, Linburgh Martin, Director (02/14/2025)